UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Universal Business Payment Solutions Acquisition Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
913384202
(CUSIP Number)
May 10, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	913384202

1	NAMES OF REPORTING PERSONS Fir Tree Value Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		960,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		960,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	960,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	913384202

1	NAMES OF REPORTING PERSONS Fir Tree, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		960,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		960,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	960,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G
This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Value”), and Fir Tree, Inc., a New York corporation (“Fir Tree”), relating to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Universal Business Payment Solutions Acquisition Corporation, a Delaware corporation (the “Issuer”), purchased by Fir Tree Value. Fir Tree is the investment manager of Fir Tree Value. Fir Tree Value and Fir Tree are collectively referred to herein as the “Reporting Persons.”

Item 1(a)	Name of Issuer.
Universal Business Payment Solutions Acquisition Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.
Radnor Financial Center
150 North Radnor-Chester Road, Suite F-200
Radnor, Pennsylvania 19087

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)	Place of Organization.
Fir Tree Value Master Fund, L.P.
c/o Citco Fund Services (Cayman Islands) Limited
89 Nexus Way, Camana Bay
Box 31106
Grand Cayman KY1-1205, Cayman Islands
A Cayman Islands exempted limited partnership
Fir Tree, Inc.
505 Fifth Avenue
23rd Floor
New York, New York 10017
A New York corporation
Fir Tree is the investment manager of Fir Tree Value, and has been granted investment discretion over portfolio investments, including the Common Stock, held by Fir Tree Value.

Item 2(d)	Title of Class of Securities.
Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e)	CUSIP Number.
913384202

Item 3	Reporting Person.
The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
(a)
Fir Tree Value is the beneficial owner of 960,000 shares of Common Stock. Fir Tree may be deemed to beneficially own the shares of Common Stock held by Fir Tree Value as a result of being the investment manager of Fir Tree Value.

(b)
The Reporting Persons beneficially own 960,000 shares of Common Stock, which represents approximately 6.4% of the Common Stock outstanding. This percentage is determined by dividing the number of shares of Common Stock beneficially held by the Reporting Persons, by 15,000,000, the number of shares of Common Stock issued and outstanding as of May 9, 2011, as reported in the Issuer’s 424B4 Prospectus filed on May 10, 2011.

(c)
Fir Tree Value may direct the vote and disposition of 960,000 shares of Common Stock. Fir Tree has been granted investment discretion over the shares of Common Stock held by Fir Tree Value, and thus, has the shared power to direct the vote and disposition of 960,000 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 20, 2011

FIR TREE VALUE MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager
	By:	/s/ Jeffrey Tannenbaum
Name: Jeffrey Tannenbaum
Title: President

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
Name: Jeffrey Tannenbaum
Title: President